Exhibit 99.1

Company Name: Centene Corporation (CNC)

Event: Cantor Fitzgerald’s Inaugural Healthcare Conference

Date: July 08, 2015

<<Joe France, Analyst, Cantor Fitzgerald>>

Good morning. I’m Joe France; I’m the healthcare services analyst at Cantor Fitzgerald. I appreciate all of you coming this morning to hear our next speaker, Mr. Ed Kroll of Centene Corporation. Ed actually joined Centene in 2007, after more than 15 years as an analyst at Lehman and Cowen. And there is a lot of news lately about Centene, if you are not aware and we’re, I’m sure he is as busy as he can be and I appreciate the fact that he was able to come. There will not be any one-on-ones today, so we’re hopeful to set aside maybe five minutes or ten minutes at the end of the presentation for questions from the audience.

With that Ed, thank you very much.

<<Ed Kroll, Senior Vice President, Finance and Investor Relations>>

Thank you, Joe. And thank you for your coverage of our stock. And thanks to all of you for attending and all of you out on the webcast and to the Cantor Fitzgerald for having us here today.

I’m going to spend my time talking about what we think is a compelling combination that we announced last Thursday, Centene and Health Net.

And here we go. Before I just start, there are slides that are on Centene’s website at the investor section for those of you out in the webcast. They’ve also been uploaded to the SEC through a 425 filing this morning, the slides that I’m about to present. And in those slides and for those of you in the room here, you can see up on the screen, we’ve got some Safe Harbor language, forward-looking statements, earnings guidance policy. Please read all those statements carefully and the risks that they discuss. Also the disclosures that we make, we would refer you to and encourage you very strongly to read in our SEC filings our Annual Form 10-K, it was filed in February of this year. Most recently, the 10-Q quarterly filing was done in April and of course various 8-Ks, including the one this morning, that we filed this year.

Okay so let me get into it now with this transaction. Health Net adds to Centene over six million members, key capabilities and growth products. So I think most importantly it enhances the growth prospects of Centene going forward. They give us 1.7 million Medicaid members on top of the four million plus we already have. So we’ll become the largest Medicaid player in the country.

Health Net has almost 300,000 Medicare Advantage members in those plans. The vast majority are in plans that are very high quality, rated four-stars by CMS. And that will become a new growth driver for us, for Centene. And we intend, you know, I’ll talk about this in a couple of minutes here, we intend to export, if you will, that platform to the rest of the country where Centene already has an existing footprint, places like Florida and Texas. And again that will be a whole new growth capability for us. It will also enhance our ability to continue to win contracts for dual-eligibles in the future.

They’re an exchange player just like we are and it’s a very complementary strategy that Health Net has, focused on low-income individuals, those that are getting subsidies and we can leverage networks. They leverage networks for Medicaid and the exchanges in California, just like we do in our 11 states, where we’re operating in exchanges. They’ve got some innovative capabilities on the provider contacting side, value based, high quality, low cost and we think that’s something that can be leveraged across the entire enterprise. And finally they’ve got some additional government programs. You’ve all heard of the Tricare contract that they have. But they’re also doing some things with the VA that could turn into significant future growth drivers.

And on a pro forma basis, the combined company would have $37 billion in 2015 revenue and adjusted EBITDA in excess of $1.5 billion.

They key terms, it’s a cash and stock deal, as of the announced date which was July 2, it was implied $78.57 price per Health Net share. Again that’s based on the July 1, close. The cash component, $28.25 including Health Net’s debt that we will assume the total transaction value $6.8 billion. Centene shareholders would own 71% of the combined company.

We have a financing commitment for the cash portion. This would make our debt to total cap ratio somewhere in the low 40s, 40 – just over 40% and the permanent financing for the cash portion would be done with senior notes. Very important point is accretive transaction to Centene’s earnings – for after – in the first full year, 10% accretive on a GAAP basis, 20% accretive on an adjusted basis, that is if you don’t count the amortization from the transaction.

And we have got pre tax synergies over a two-year period, expected to be $150 million, get half of that in year one to achieve those, the 10%, 20% accretion numbers that I mentioned. Expect to close in early 2016, so early next year and subject to Health Net and Centene shareholder approval, of course.

The $150 million in cost savings, I mean these are basically the four buckets core that will drive this core G&A, integrating Centene specialty companies across the entire enterprise, combined enterprise, some medical cost savings, leverage and then finally the technology platform, we’ve got a lot of in-house capabilities at Centene, that we think we can apply to the Health Net book, as well.

And I know – I want to address this here, Health Net did have in place a IT outsourcing agreement with Cognizant. And our synergies are on top of or incremental to anything that they might achieve through that Cognizant arrangement. So I just want to be clear on that.

So the combined company will be a leader in quality, affordable, government-sponsored, health plans. We’ll be the largest Medicaid player with almost six million lives, specialty government over three million lives, over one million lives with their commercial members, plus both of our exchange members, I mentioned the Medicare Advantage almost 300,000 and then 40,000 dual-eligibles between us for a total of just – almost 10.5 million lives. And again number one in Medicaid. And importantly, in the three largest Medicaid states, California, Florida, Texas, we will have a leadership position. We’re number one in Texas and Florida. Currently Centene is in those. And combining with Health Net we’ll put us in a top position in California, as well.

So the addition of Health Net diversifies us from a product standpoint. And I think again especially looking at that Medicare Advantage book, very high quality the four-stars, that’s going to be increasingly important, going forward from a reimbursement standpoint in Medicare Advantage. And I think if you look at the proposed regulations that CMS has out for Medicaid, quality increasingly becoming important in the Medicaid program, as well.

So we like the diversity and the growth profile of the combined company. And you can see there’s that $37 billion. And the $16 billion – excuse me – I’m sure you recognize the $21 billion revenue we’ve got up here for Centene for 2015. That’s the midpoint of our guidance. The $16 billion that’s we’ve adjusted that took in form to the Centene presentation premium and service revenue only, there’s been no change in the Health Net guidance. It’s just that we’ve conformed that to our presentation. That gets you to the $37 billion total and again a nice mix between Medicaid, Medicare, the exchanges and those other businesses.

So we are in a growth category where a growth company whether it’s Medicaid where we’ll be number one and position to continue to win RFPs as we have done. Now in Medicare Advantage that’s a new life for us, thanks to this combination. Enhanced opportunity, targeted in the exchanges at those low-income, subsidized members, where there is a lot of churn back in forth between Medicaid, being part of a Medicaid program in a state and being in an exchange and getting subsidized in that same state. And both of us Health Net and Centene work that back and forth and leverage networks to achieve that.

The additional government programs, again they have the TRICARE contract that a lot of people talk about, but this Veterans administration presence that they have could prove to be a growth driver down the road for us. And then of course, very important, all of the specialty products and I’ll show you our – what we refer to as our dot chart where we show you how – at Centene, how we’ve used the specialty companies over the years to drive incremental revenue in the state we already operate and we’re going to do that in a big way for the Health Net book of business, as well. With all the specialty capabilities we have, PBM, specialty, pharmacy, vision, behavioral, disease management, life, wellness, all of those things that we can add into the membership base at Health Net.

So I didn’t realize that was bill slide. But this is our addressable market. So when I say we’re in a growth category, I mean this is government-sponsored healthcare and you look at the Medicaid and CHIP, the duals portion of the Medicare, the marketplaces and correctional – Health Net has a correctional contract in California. Of course, we have through our Centurion joint venture. We’re in five states doing correctional healthcare with – for state prison populations.

So it’s almost a trillion dollar category today that we’re looking at, and it’s growing. The population served by government-sponsored healthcare or subsidized healthcare through the exchanges is growing. You can see here, where we were last year, 134 million people projected to go to a 172 million in about four years and by 2024 almost 200 million people, over 50% of Americans, will be getting their healthcare through these government programs. So we’re in the right category and we think we’ve got the right company to capture disproportionate share of this growth. And Centene – Centene’s ability to do that is enhanced by this Health Net combination.

The current pipeline of opportunities, $140 billion, these would be the RFPs, in aggregate that are available over the next couple of years. So it’s big dollars. Again with Health Net, with that Medicare Advantage capability that they have and our ability to export that over the years throughout our footprint, we will enhance our ability to capture, share and win new business as the pipeline remains very robust.

So again just to kind of show you by product, where we shake out, post this combination, we will be the national leader in Managed Medicaid. Also on the high acuity side, in addition to the duals, both of us, big players, I mean, Centene, the recognized leader in long-term care services through Medicaid contracts, Health Net, as well, so that – those high acuity lives that increasingly states our driving outsourcing to Medicaid Managed Care, Health Net, enhances our ability there.

On Medicare side, with our focus again on the lower income populations in Medicare Advantage, certainly this expands our ability to complete for Medicare beyond just dual-eligibles. And a couple of statistics here we want to share, we shared these on the call last Thursday. The reason you want to target low-income, besides that’s our bread and butter, our expertise, I mean that’s where the growth is. Over 35% of Medicare beneficiaries are under 200% of the federal poverty line, over 65% of them are under 400% of the federal poverty. So lot of growth opportunity focused on the low-income segment of Medicare Advantage. And again I can emphasize the quality aspect of the Health Net Medicare Advantage platform with those four-star ratings. We are aligned in the – on the exchanges, again at the lower income subsidized level and we both do the correctional. So that’s complementary, as well.

This is the dot chart I referenced, just on the Centene back in 2008, we were only in eight states. As Joe – as Joe mentioned, I joined in 2007, so eight states seemed like a lot back then. And we didn’t have as many of the specialty offerings back then, but this matrix basically shows you the number of services that we sell into each of the states. So basically the more dots you have, the more you’re maximizing the revenue potential of the membership that you have in a state.

Well, here we go fast-forward to 2015 and we’ve had a lot more states we’re in – we’ll be in our 23rd state, again not counting Health Net, when we close on our acquisitions that’s pending in Oregon. So we – we’ve expand in the geographic footprint significantly. But also the service offerings, this specialty services adding dental or building that out in our in specialty pharma, home care, through our USMM acquisition and also the health plan offerings at the top left, we’ve really expanded into the high acuity with the aged, blind, disabled in the long-term care.

So the more dots we fill in, the more we increase the returns within the existing states or continue to add new states. And the Medicare Advantage adding that as a category, as you can see we’ve only got the – really the four states that Health Net operates Medicare

Advantage plans in. That will be a big opportunity for us to expand those blank boxes across from the Medicare Advantage into Centene’s other states because the dollars there are so big.

So once again the core capabilities focus on the lower-income Medicaid, Medicare Advantage, targeted exchanges, high quality value based networks, the specialty solutions, integrating our specialty offerings across the Health Net book of business and then overtime the common technology platform.

This is my last slide. So just as a summary and hopefully, you’ve got a couple of minutes for questions. Lot of scale for us in this government-sponsored arena, increased capabilities through the Medicare adding in the Medicare Advantage, the high quality Medicare Advantage, a platform for expanded growth, so actually enhancing our growth prospects and the sustainability of that growth in the future given the demographic trends around the Medicare Advantage program, the tailwind of the population growth of the over 65 population.

And finally, a compelling financial transaction as well with the accretion 20% on an adjusted EPS basis within the first 12 months and a prudent debt structure in the kind of 40% debt to capital ratio or just above that. So we think it’s a compelling transaction and be happy to take any questions now.

Q&A

<Q – Joe France>: Great. We have about eight or nine minutes for Q&A. I guess my microphone is on. And I want to leave the opportunity for everybody in the audience to speak up, but just if I could as a preamble obviously – the acquisition is somewhat controversial, primarily because it was un-anticipated by a lot of the investors. I think it’s a unique opportunity for you to extend your product line, your geographic region, but just positive that it’s a much less difficult transition that you face today than when you were going from TANF, and duals, and Aged, Blind or Disabled and so forth.

So we see it as an opportunity to really stabilize the growth which was probably not going to be the same rate forever anyway and give you a lot more geographic opportunities. But could you explain may be sort of the extent that to which you are comfortable, the actual nature of the leverage and evaluation so to say medical opportunity or Medicare Advantage in particular. What those products mean and what you can do with them?

<A – Ed Kroll>: Sure.

<Q – Joe France>: And what time frame?

<A – Ed Kroll>: Yeah, I think, well the Medicare Advantage, I spoke to that a lot today, did Thursday as well, that is a major opportunity to – well certainly it adds a new growth leg and it is a major opportunity to inject incremental revenue, really as far out of one can see due to those demographic trends, the growing populations of people over 65. And I think it’s important to note that our expertise and high acuity Centene’s that we have, pretty much across all 22 of our existing states, the networks that we have and in conjunction with the specialty companies we have, the pharmacy, the behavioral, I think, we’ve already got a lot of the pieces in place, the networks, and so on to manage the Medicare Advantage population. So I think it’s not going to be a reinvention of the wheel from a infrastructure standpoint in those existing states.

So I think that’s an opportunity that will come to us sooner rather than later. And I would say more near-term would be the – so basically the $150 million has no revenue synergies in it, maybe that’s the way I should have answered your question to start. But there will definitely be through the Medicare Advantage and the future dual opportunities by virtue of being the leader in Medicaid and having the associated Medicare Advantage platform.

So I think if you look at the kind of the years one and two, more of the integration spreading the specialty services over the Health Net book of business and then beyond that there will be definite revenue synergies.

<Q – Joe France>: Well in mid-2016 close you obviously won’t be expanding…

<A – Ed Kroll>: Early 2016.

<Q – Joe France>: Okay, early 2016. You won’t be in a position really to expand into new markets, I guess until 2017 season is that correct? In terms of the Medicare Advantage products, per se?

<A – Ed Kroll>: I’m sorry say that again for 2016?

<Q – Joe France>: When would you be able to actually, you can’t do anything until you actually complete the acquisition. So given when you are planning to close the acquisition or hoping to close the acquisition, when would the earliest you could actually began to rollout products in new market and new states?

<A – Ed Kroll>: Yeah I think it would be, I don’t want to say longer-term, but I think the near-term focus will certainly on the integration of the two platforms and making sure we achieve the cost synergies that we’ve laid out there.

<Q – Joe France>: Questions from the audience. That was the integration of the two companies I wouldn’t think would be as complicated because there is very little overlap. Can you just walk through some of the things do we need to be done to complete the integration?

<A – Ed Kroll>: Well I think you want to make sure that both sides are aligned from a back office standpoint, I mention the application of our in-house IT to their book of business we are big believers in a common platform at Centene. And just aligning the infrastructure, making sure we’re getting the most efficiency in terms of real estate and things like that. And then of course the – from a net management standpoint, it’s about – there are of course several states that we do overlap in, principally California, making sure we get the leverage from the combined membership, with provider contracts and that kind of thing.

<Q – Joe France>: And have you had any preliminary indications as to what the merger might mean or not merger but the acquisition might mean in terms of the TRICARE contract, which is coming up and being change in some fundamental ways?

<A – Ed Kroll>: I – yeah I’m not aware of any changes to the TRICARE contract and then, I think, its – they’ve – Health Net and a predecessor company, you’ve had a longstanding and very successful, mutually successful relationship with the Department of Defense. So I would think our combination would only enhance that.

<Q – Joe France>: We have time for one more time question, if there is anything from the audience, go ahead?

<Q>: [Question Inaudible]

<A – Ed Kroll>: Well as to the timing, there will be documents, the proxy will be filled in 45 or 60 days where though go to all that. It will be a narrative in there, like goes to that in detail. But I think it was just, the timing, I mean it’s a dynamic environment and increasingly you see convergence among the various government programs, principally Medicare, Medicaid. And we’ve spoken publically, our CEO has spoken publically for couple of years about Medicare Advantage and the need to, at some point be in that business to have a complete set of assets to be as successful as we can be.

So I think it was just a meeting of the minds that came together and here we are. And then, I’m sorry the other part was Aetna, Humana.

<Q>: [Question Inaudible]

<A – Ed Kroll>: Yeah I don’t think I can – don’t want to comment on that Aetna and Humana today.

<<Ed Kroll, Senior Vice President, Finance and Investor Relations>>

Are there any other questions?

<<Joe France, Analyst, Cantor Fitzgerald>>

Thank you all for joining us this morning. And thank you Ed for joining us to talk about Centene.

<<Ed Kroll, Senior Vice President, Finance and Investor Relations>>

Thank you Joe.

Forward Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.